Exhibit 99.7

STUDENT TRANSPORTATION INC. DECLARES QUARTERLY DIVIDEND

Dividends will continue to be paid monthly

Barrie, ON (September 14, 2011) - Student Transportation Inc. (“STI”) (TSX: STB; NASDAQ: STB), North America’s third-largest provider of school bus transportation services, announced that the Board of Directors has continued its practice of approving the announcement of dividends quarterly. Dividends will continue to be paid on a monthly basis to shareholders of record.

STI will pay a regular monthly cash dividend of C$0.04636833 per common share on October 17, November 15 and December 15, 2011 to shareholders of record at the close of business on September 30, October 31 and November 30, 2011.

STI designates these dividends to be “eligible dividends” pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada. These dividends should be considered “qualified dividends” from a US tax perspective under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, subject to the shareholder meeting the holding period requirement to claim the qualified dividend treatment.

Denis J Gallagher, Chairman & CEO of the company said, “The Board and I believe that it is in the best interests of the Company’s shareholders to continue to pay an attractive dividend as we have approved for 83 consecutive months since our IPO in December 2004. We will be reporting our fiscal 2011 year end results next Thursday which are in line with internal and our independent analyst expectations. We are off to another strong year in fiscal 2012 with over 12% year over year growth booked to date and with many more solid opportunities in the queue. We have remained disciplined in our approach and will continue to do so. The dividends we pay represent a commitment to our shareholders who value simple businesses with consistent results despite market volatility.”

The company recently completed its dual listing on the NASDAQ under the same STB symbol as on the TSX. Gallagher added, “We are confident US investors will appreciate the growth and dividends we are bringing and we are working with several US investment bank analysts to increase coverage of the company to a greater audience.”

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Profile

Founded in 1997, Student Transportation Inc. is North America’s third-largest and most progressive provider of school bus transportation services, operating more than 7,000 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

Forward-Looking Statements

Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect STI’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.

INVESTOR CONTACTS:

Student Transportation Inc.

Patrick J. Walker

Executive Vice President and Chief Financial Officer

Keith P. Engelbert

Director of Investor Relations

(732) 280-4200

Email: invest@rideSTA.com

Website: www.rideSTA.com